Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS REPORTS

THIRD QUARTER 2015 RESULTS

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All dollar references are in U.S. dollars, unless noted otherwise.

HAMILTON, BERMUDA, November 5, 2015 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (the “Partnership”) today announced financial results for the quarter ended September 30, 2015. In addition, the Partnership announced that Ric Clark has been named Chairman of the Board and Brian Kingston has been named Chief Executive Officer.

Financial Results

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(US$ millions except per unit amounts)	2015	2014	2015	2014
Company FFO[1]	$218	$199	$597	$549
Net income attributable to unitholders[1,2]	$193	$978	$2,052	$2,242

Company FFO per unit[3]	$0.31	$0.28	$0.84	$0.84
Net income attributable to unitholders per unit[3]	$0.27	$1.37	$2.88	$3.43

1. Non-IFRS measure. See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” sections below in this news release for the definition and components.

2. Unitholders refers to holders of general partner units, limited partner units, limited partner units of Brookfield Property L.P., and limited partner units of Brookfield Office Properties Exchange LP.

3. Company FFO per unit and net income attributable to unitholders per unit are calculated based on 712.6 million and 712.7 million units outstanding for the three and nine months ended September 30, 2015, respectively (712.9 million and 653.2 million units outstanding for the three and nine months ended September 30, 2014, respectively). See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section below in this news release.

Brookfield Property Partners reported Company FFO of $218 million ($0.31 per unit) for the quarter ended September 30, 2015 compared with $199 million ($0.28 per unit) for the same period in 2014. The year-over-year increase in Company FFO was driven primarily by acquisition activity in 2015, notably the increased interest in Canary Wharf in London and, through our participation in Brookfield-sponsored real estate funds, the acquisitions of Center Parcs in the UK and Associated Estates in the U.S. As well, our office and retail operations had positive same-store growth.

Net income attributable to unitholders for the quarter ended September 30, 2015 was $193 million ($0.27 per unit) versus $978 million ($1.37 per unit) for the same period in 2014. The decrease in the year-over-year result is mainly attributable to greater fair value gains realized in the third quarter of the prior year.

IFRS value per unit at September 30, 2015 was $29.11 versus $27.78 per unit at the end of 2014.

“In the third quarter of 2015, we continued to make meaningful progress on our strategic objectives for the year, notably execution on our asset sales initiatives, moving forward our significant pipeline of development projects, and making new strategic investments,” said Ric Clark, Chairman of Brookfield Property Partners. “Our financial results for the quarter were bolstered partly by revenue coming online from the new leases at Brookfield Place in downtown Manhattan, which will have a larger impact on our FFO in the fourth quarter and to an even greater extent in 2016.

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“One of Brookfield’s great attributes is the bench strength and longevity of our senior executive team and broader workforce, especially as our business has undergone its rapid growth. The culture instilled in all of our employees is one of excellence, collaboration and commitment to creating value for unitholders,” said Mr. Clark. “In that context, the Board today appointed me as Chairman and Brian Kingston as CEO. We will continue to partner in running Brookfield Property Partners and both look forward to advancing the many initiatives that we have in front of us over the next number of years.”

Results by Sector

Office

•	For the quarter ended September 30, 2015, office operations generated Company FFO of $186 million compared to $149 million in the same period in 2014. The increase in Company FFO for the quarter was mainly due to the increased ownership in Canary Wharf in London and positive same-store growth, notably the commencement of certain leases at Brookfield Place New York, offset by disposition activity and the negative impact of foreign exchange.
•	Operationally, occupancy in the core office portfolio increased by 30 basis points from the prior quarter to 92.9% through 1.8 million square feet of leases executed at average net rents of $35.55, compared with average net rents of $28.39 expiring during the quarter.
•	Significant leases executed during the third quarter include:
o	A three-year, 350,000-square-foot renewal with PricewaterhouseCoopers at Darling Park Complex in Sydney.
o	A 16-year, 169,000-square-foot new lease with KCG Holdings Inc. at 300 Vesey Street, Brookfield Place in New York.
o	A 10-year, 115,000-square-foot renewal with the GSA at Two Ballston Plaza in Arlington, VA.
o	A 10-year, 98,000-square-foot renewal with CI Investments at 2 Queen Street East in Toronto.
o	An 18-year, 92,000-square-foot new lease with WeWork at Gas Company Tower in Los Angeles.
o	A 10-year, 90,000-square-foot renewal with the GSA at Ernst & Young Plaza in Los Angeles.
o	Subsequent to quarter-end, reached agreement with the Royal Bank of Canada on a 250,000-square-foot lease to anchor the 100 Bishopsgate development project in London.

•	Significant transactions in the office segment include:
o	Sold 70 York Street in Toronto for $84 million, representing a 27% premium to our IFRS carrying value, raising net proceeds of $51 million.
o	Refinanced and, subsequent to quarter-end, finalized the sale of an 80% interest in 99 Bishopsgate in London for $420 million. Net proceeds raised from the refinancing and sale total approximately $270 million.
o	Subsequent to quarter-end, sold a 44% interest in the 7-million-square-foot Manhattan West development project in New York City to Qatar Investment Authority. The project’s projected value at completion and stabilization is $8.6 billion.
o	Agreed in principle to acquire the Potsdamer Platz Estate, a 16-building, 3-million square-foot mixed-use campus in Berlin, Germany, for approximately €1.3 billion. The transaction is expected to close in December 2015. The Partnership is in advanced negotiations with potential JV partners to acquire up to a 75% financial interest in Potsdamer Platz, with Brookfield acting as operating partner.
o	Subsequent to quarter-end, acquired a waterfront land parcel in Greenpoint, Brooklyn for $110 million. The site is entitled for the development of two high-rise apartment towers totaling 784 units.

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Retail

•	For the quarter ended September 30, 2015, our retail operations reported Company FFO of $119 million compared to $117 million in the comparable period in 2014.
•	Initial and average rent spreads for executed leases commencing in 2015 and 2016 on a suite-to-suite basis increased by 11.3% and 22.9%, respectively, compared to the rental rate for expiring leases.
•	Tenant sales increased by 5.8% to $550 per square foot on a trailing 12-month basis, compared to the same period in the prior year.
•	Occupancy finished the quarter at 95.4%, an increase of 60 basis points over the prior quarter.

Other Opportunistic Investments

•	For the quarter ended September 30, 2015, our other opportunistic investments posted Company FFO of $46 million compared with $24 million in the comparable period in 2014. The increase in Company FFO over the prior year was largely a result of the acquisitions over the last 12 months in our multifamily, hospitality and triple net lease sectors.

•	Through our investment in Brookfield’s first real estate opportunity fund:
o	In our industrial operations, we executed 5.7 million square feet of leasing on operating assets during the quarter. Occupancy finished the quarter at 88%.
o	Occupancy in our multifamily portfolio finished the quarter at 94.7%, an increase of 60 basis points from the prior quarter.
o	Our China Xintiandi joint venture sold Corporate Avenue 1 office property in Shanghai for approximately $1 billion ($73 million at BPY’s share).
o	Subsequent to quarter-end, agreed in principle to acquire 13 logistics warehouses totaling more than two million square feet in the Netherlands for $116 million ($40 million at BPY’s share).

•	The second real estate opportunity fund executed significant transactions in the quarter, including:
o	Finalized the acquisition of Associated Estates Realty Corporation for $2.5 billion ($750 million at BPY’s share) including the assumption of debt, expanding the Partnership’s U.S. multifamily portfolio by approximately 13,000 units across 10 states.
o	Finalized the acquisition of Center Parcs UK for £2.45 billion (£735 million at BPY’s share), including the assumption of debt, adding to our hospitality portfolio.

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Company FFO and Net Income Attributable to Unitholders by Segment

(US$ Millions)	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2015	2014	2015	2014
Company FFO by segment
Office	$186	$149	$526	$389
Retail	119	117	352	335
Other Opportunistic[1]	46	24	121	64
Corporate	(133)	(91)	(402)	(239)
Company FFO[2]	$218	$199	$597	$549

Net income attributable to unitholders by segment
Office	$153	$936	$2,070	$1,932
Retail	141	148	333	736
Other Opportunistic[1]	97	8	199	66
Corporate	(198)	(114)	(550)	(492)
Net income attributable to unitholders[2]	$193	$978	$2,052	$2,242

1. Other Opportunistic includes Industrial, Multifamily, Hospitality and Triple Net Lease.

2. See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

Organizational Update

As mentioned earlier, Ric Clark has been named Chairman of Brookfield Property Partners and Brian Kingston has been named Chief Executive Officer. Jeffrey Blidner, previous Chairman, will remain a Director on the Board.

Unit Repurchase Program

Utilizing the in-place Normal Course Issuer Bid, the Partnership purchased 500,000 of its Limited Partnership units in the third quarter of 2015 at an average price of $22.24 per unit.

Distribution Declaration

Our Board of Directors has declared the quarterly distribution of $0.265 per unit payable on December 31, 2015 to unitholders of record at the close of business on November 30, 2015. The quarterly distributions are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution is based on the Bank of Canada noon exchange rate on the record date or, if this falls on a weekend or holiday, on the preceding business day.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly Letter to Unitholders and Supplemental Information Package can be accessed before the market open on November 5, 2015 at www.brookfieldpropertypartners.com. This additional information should be read in conjunction with this press release.

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Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”), and Company funds from operations (“Company FFO”) on a total and per unit basis. NOI, FFO, and Company FFO (on a total and per unit basis) do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to unitholders’ shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. The Partnership uses NOI, FFO and Company FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The Partnership provides the components of NOI and a full reconciliation from net income to FFO and Company FFO with the financial information accompanying this press release. The Partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred shares in determining the average number of units outstanding as the holders of mandatorily convertible preferred shares do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred shares in the basic average number of units outstanding.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes over 130 premier office properties and over 150 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial and hospitality assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldpropertypartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfieldpropertypartners.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

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Contacts:

Media: Melissa Coley Vice President, Communications Tel: (212) 417-7215 Email: melissa.coley@brookfield.com	Investors: Matthew Cherry Vice President, Investor Relations Tel: (212) 417-7488 Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s 2015 Third Quarter Results as well as the Letter to Unitholders and Supplemental Information on BPY’s website under the Investors section at www.brookfieldpropertypartners.com.

The conference call can be accessed via webcast on November 5, 2015 at 11:00 a.m. Eastern Time at www.brookfieldpropertypartners.com or via teleconference toll free 888-318-7470 or toll 719-325-2339, passcode: 7584678 at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed toll free 888-203-1112 or toll 719-457-0820, passcode: 7584678.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEETS

(Unaudited)	Sept. 30,	Dec. 31,
US$ Millions	2015	2014
Assets
Investment properties	$43,668	$41,141
Equity accounted investments in properties	15,341	10,356
Hospitality properties	6,254	2,478
Participating loan notes	574	609
Investment in Canary Wharf	-	1,265
Financial assets	1,339	1,997
Accounts receivable and other	1,769	2,074
Restricted cash	357	2,132
Cash and cash equivalents	1,188	1,282
Assets held for sale	525	2,241
Total Assets	$71,015	$65,575
Liabilities and Equity
Debt obligations	$31,571	$27,006
Capital securities	4,026	4,011
Deferred tax liability	2,507	2,639
Accounts payable and other liabilities	2,920	2,399
Liabilities associated with assets held for sale	303	1,221
Total Liabilities	41,327	37,276
Equity
Limited partners	7,156	6,586
General partner	5	5
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	13,766	13,147
Limited partner units of Brookfield Office Properties Exchange LP	298	470
Interests of others in operating subsidiaries and properties	8,463	8,091
Total Equity	29,688	28,299
Total Liabilities and Equity	$71,015	$65,575

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CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
US$ millions	2015	2014	2015	2014
Commercial property and hospitality revenue	$1,168	$982	$3,293	$2,986
Direct commercial property and hospitality expense	(573)	(505)	(1,610)	(1,565)
	595	477	1,683	1,421
Investment and other revenue	99	116	293	417
Share of net earnings from equity accounted investments	238	257	1,051	786
	932	850	3,027	2,624
Expenses
Interest expense	(397)	(298)	(1,137)	(893)
Depreciation and amortization	(45)	(37)	(122)	(113)
General and administrative expense	(174)	(90)	(406)	(269)
Investment and other expense	(54)	(58)	(114)	(93)
	262	367	1,248	1,256
Fair value gains, net	245	781	1,252	2,363
Income tax (expense) benefit	(72)	(105)	109	(794)
Net income	$435	$1,043	$2,609	$2,825

Net income attributable to:
Limited partners	$75	$335	$747	$664
General partner	-	-	-	-
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	117	600	1,258	1,501
Limited partner units of Brookfield Office Properties Exchange LP	1	43	47	77
Interests of others in operating subsidiaries and properties	242	65	557	583
	$435	$1,043	$2,609	$2,825

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RECONCILIATION OF NON-IFRS MEASURES

(Unaudited)	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
US$ millions	2015	2014	2015	2014
Commercial property and hospitality revenue	$1,168	$982	$3,293	$2,986
Direct commercial property and hospitality expense	(573)	(505)	(1,610)	(1,565)
NOI	595	477	1,683	1,421
Investment and other revenue	99	116	293	417
Share of equity accounted income excluding fair value gains	179	111	509	384
Interest expense	(397)	(298)	(1,137)	(893)
General and administrative expense	(174)	(90)	(406)	(269)
Investment and other expense	(54)	(58)	(114)	(93)
Depreciation and amortization of non-real estate assets	(6)	(8)	(18)	(28)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(77)	(78)	(311)	(395)
FFO	165	172	499	544
Depreciation and amortization of non-real estate assets	7	7	20	19
Transactions costs	33	6	58	18
Gains (losses) on disposition of non-investment properties	2	5	(12)	(60)
FFO from GGP Warrants[1]	11	9	32	28
Company FFO	$218	$199	$597	$549

FFO	165	172	499	544
Depreciation and amortization of real estate assets	(39)	(29)	(104)	(85)
Fair value gains, net	245	781	1,252	2,363
Share of equity accounted income - Non FFO	59	146	542	402
Income tax (expense) benefit	(72)	(105)	109	(794)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(165)	13	(246)	(188)
Net income attributable to unitholders	193	978	2,052	2,242
Non-controlling interests of others in operating subsidiaries and properties	242	65	557	583
Net income	$435	$1,043	$2,609	$2,825

1.	Represents the FFO that would have been attributable to the Partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

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NET INCOME PER UNIT

	Three months ended
	Sept. 30, 2015			Sept. 30, 2014
(US$ Millions, except per unit amounts)	Net income attributable to unitholders	Average number of units	Per unit	Net income attributable to unitholders	Average number of units	Per unit
Basic[1]	$193	712.6	$0.27	$978	712.9	$1.37
Dilutive effect of conversion of preferred shares[2]	29	70.0	0.42	-	-	-
	222	782.6	0.28	978	712.9	1.37
Dilutive effect of conversion of capital securities and options[3]	11	39.6	0.28	8	27.0	0.30
Fully-diluted	233	822.2	0.28	986	739.9	1.33
Fully-diluted per IFRS[4]	$193	783.0	$0.25	$986	739.9	$1.33

1.	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units without an add back to earnings of the associated carry on the preferred shares. Consequently, basic net income per unit per IFRS for the three months ended September 30, 2015 was $0.25 (September 30, 2014 - $1.37).

2.	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry; at the net income level, the conversion of such units would be anti-dilutive.

3.	At the net income level, the conversion of capital securities and options for the three months ended September 30, 2015 would be anti-dilutive.

4.	For the three months ended September 30, 2015, the conversion of capital securities would be anti-dilutive and is therefore excluded from the calculation of fully-diluted net income per unit per IFRS.

	Nine months ended
	Sept. 30, 2015			Sept. 30, 2014
(US$ Millions, except per unit amounts)	Net income attributable to unitholders	Average number of units	Per unit	Net income attributable to unitholders	Average number of units	Per unit
Basic[1]	$2,052	712.7	$2.88	$2,242	653.2	$3.43
Dilutive effect of conversion of preferred shares[2]	88	70.0	1.25	-	-	-
	2,140	782.7	2.73	2,242	653.2	3.43
Dilutive effect of conversion of capital securities and options	36	40.4	0.89	10	11.4	0.88
Fully-diluted	2,176	823.1	2.64	2,252	664.6	3.38
Fully-diluted per IFRS	$2,088	823.1	$2.54	$2,252	664.6	$3.38

1.	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units without an add back to earnings of the associated carry on the preferred shares. Consequently, basic net income per unit per IFRS for the nine months ended September 30, 2015 was $2.62 (September 30, 2014 - $3.43).

2.	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

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